Filed Pursuant to Rule 424(b)(5)

Registration No. 333-179377

PROSPECTUS SUPPLEMENT	February 27, 2012
(To Prospectus dated February 15, 2012)

Common Units Representing Limited Partner Interests having an aggregate offering price of up to $908,387,414

This prospectus supplement and the accompanying prospectus relate to the issuance and sale from time to time of common units representing limited partner interests having an aggregate offering price of up to $908,387,414 through UBS Securities LLC, as our sales agent. These sales, if any, will be made pursuant to the terms of a third amended and restated equity distribution agreement between us and the sales agent, a form of which has been filed previously as an exhibit to a current report on Form 8-K.

The common units to which this prospectus supplement relates include the common units having an aggregate offering price of up to $638,635,913 offered pursuant to our prospectus supplement dated February 28, 2011, and related prospectus dated February 14, 2011, which remained unsold as of the date of this prospectus supplement. Prior to the date of this prospectus supplement, we had offered and sold common units having an aggregate offering price of $430,248,499 pursuant to the previous prospectus supplement and related prospectus. As a result, as of the date of this prospectus supplement, common units having an aggregate offering price of $908,387,414 are available for offer and sale pursuant to this prospectus supplement.

Under the terms of the equity distribution agreement, we also may sell common units to UBS Securities LLC as principal for its own account at a price agreed upon at the time of the sale. If we sell common units to UBS Securities LLC as principal, we will enter into a separate terms agreement with UBS Securities LLC, and we will describe that agreement in a separate prospectus supplement or pricing supplement.

Our common units trade on the New York Stock Exchange under the symbol “KMP.” On February 24, 2012, the last reported sale price of our common units on the New York Stock Exchange was $90.60 per unit. Sales of common units under this prospectus supplement, if any, will be made by means of ordinary brokers’ transactions through the facilities of the New York Stock Exchange, or NYSE, at market prices, in block transactions, or as otherwise agreed between us and the sales agent.

The compensation of the sales agent for sales of units shall be at a fixed commission rate of up to 2% of the gross sales price per unit, depending upon the number of units sold. The net proceeds from any sales under this prospectus supplement will be used as described under “Use of Proceeds” in the accompanying prospectus.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement and the accompanying prospectus. Any representation to the contrary is a criminal offense.

UBS Investment Bank

This document is in two parts. The first part is the prospectus supplement, which provides a brief description of our business and the specific terms of this common unit offering. The second part, the accompanying prospectus, gives more general information, some of which may not apply to this offering. If the description of the offering varies between the prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

You should rely only on the information contained or incorporated by reference in this prospectus supplement or the accompanying prospectus or any other information to which we have referred you. We have not authorized anyone to provide you with different information. This prospectus supplement and the accompanying prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus supplement and accompanying prospectus is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus supplement and the accompanying prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

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SUMMARY

This summary highlights information contained elsewhere in this prospectus supplement and the accompanying prospectus. It does not contain all of the information that you should consider before making an investment decision. We urge you to read the entire prospectus supplement, the accompanying prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus carefully, including the historical financial statements and notes to those financial statements incorporated by reference in this prospectus supplement and the accompanying prospectus. Please read “Risk Factors” and “Information Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2011 for more information about important risks that you should consider before investing in the common units. As used in this prospectus supplement and the accompanying prospectus, “we,” “us” and “our” mean Kinder Morgan Energy Partners, L.P. and, unless the context otherwise indicates, include our subsidiary operating limited partnerships and their subsidiaries; and “Kinder Morgan Management” means Kinder Morgan Management, LLC, the delegate of our general partner.

Kinder Morgan Energy Partners, L.P.

Business Description

We are a limited partnership, formed in Delaware in August 1992, with our common units traded on the NYSE under the symbol “KMP.” We are one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization. Since February 1997, when current management acquired our general partner, our operations have experienced significant growth, and our net income has increased from $17.7 million, for the year ended December 31, 1997, to $1.3 billion, for the year ended December 31, 2011. Kinder Morgan Management is a limited partner in us and, pursuant to a delegation of control agreement, manages and controls our business and affairs, and the business and affairs of our subsidiary operating limited partnerships and their subsidiaries, subject to our general partner’s right to approve specified actions.

We focus on providing fee-based services to customers, generally avoiding commodity price risks and maximizing the benefits of our characterization as a partnership for federal income tax purposes. Our operations are conducted through our subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments:

•                  Products Pipelines: Consists of approximately 8,400 miles of products pipelines that deliver gasoline, diesel fuel, jet fuel and natural gas liquids to various markets, plus approximately 60 associated product terminals and petroleum pipeline transmix processing facilities serving customers across the United States;

•                  Natural Gas Pipelines: Consists of approximately 16,200 miles of natural gas transmission pipelines and gathering lines, plus natural gas storage, treating and processing facilities, through which natural gas is gathered, transported, stored, treated, processed and sold;

•                  CO2: Produces, markets and transports, through approximately 2,000 miles of pipelines, carbon dioxide, commonly called CO2, to oil fields that use CO2 to increase production of oil; owns interests in and/or operates eight oil fields in West Texas; and owns and operates a 450-mile crude oil pipeline system in West Texas;

•                  Terminals: Consists of approximately 115 owned or operated liquids and bulk terminal facilities and approximately 35 rail transloading and materials handling facilities located throughout the United States and portions of Canada, which together transload, store and deliver a wide variety of bulk, petroleum, petrochemical and other liquids products for customers across the United States and Canada; and

•                  Kinder Morgan Canada: Transports crude oil and refined petroleum products through over 2,500 miles of pipelines from Alberta, Canada to marketing terminals and refineries in British Columbia, the State of Washington and the Rocky Mountains and Central regions of the United States, plus five associated product terminal facilities.

Business Strategy

Our strategy is to:

•                  focus on fee-based energy transportation and storage assets that are central to the energy infrastructure of growing markets within North America;

•                  increase utilization of our existing assets while controlling costs, operating safely and employing environmentally sound operating practices;

•                  leverage economies of scale from incremental acquisitions and expansions of assets that fit within our strategy and are accretive to cash flow; and

•                  maximize the benefits of our financial structure to create and return value to our unitholders.

We regularly consider and enter into discussions regarding potential acquisitions and are currently contemplating potential acquisitions. While there are currently no unannounced purchase agreements for the acquisition of any material business or assets, such transactions can be effected quickly, may occur at any time and may be significant in size relative to our existing assets or operations.

Offices

The address of our principal executive offices is 500 Dallas Street, Suite 1000, Houston, Texas 77002, and our telephone number at this address is (713) 369-9000.

The Offering

Common Units Offered by Kinder Morgan Energy Partners, L.P.	Common units having an aggregate offering price of up to $908,387,414

New York Stock Exchange Trading Symbol	KMP

Use of Proceeds	We will use the net proceeds from this offering, after deducting the sales agent’s commission and our offering expenses, for general partnership purposes.

Risk Factors

An investment in our common units involves risk. Please read “Risk Factors” and “Information Regarding Forward-Looking Statements” in our Annual Report on Form 10-K for the year ended December 31, 2011. Realization of any of those risks or adverse results from the listed matters could have a material adverse effect on our business, financial condition, cash flows and results of operations.

USE OF PROCEEDS

We will use the net proceeds of this offering, after deducting the sales agent’s commission and our offering expenses, for general partnership purposes as described in the accompanying prospectus. An affiliate of the sales agent is a lender under our revolving bank credit facility which matures on June 23, 2013. If we use any net proceeds of this offering to repay borrowings under the revolving bank credit facility, then the sales agent and its affiliated and associated persons may receive proceeds from this offering.

PLAN OF DISTRIBUTION

On February 25, 2011, we entered into a second amended and restated equity distribution agreement with UBS Securities LLC which provided for the offer and sale of common units having an aggregate offering price of up to $1.2 billion from time to time through UBS Securities LLC, as our sales agent. As of the date of this prospectus supplement, we have offered and sold 15,316,390 common units having an aggregate offering price of $991,612,586 under such equity distribution agreement. On February 27, 2012, we entered into a third amended and restated equity distribution agreement to provide for the offer and sale of common units having an aggregate offering price of up to $1.9 billion from time to time through UBS Securities LLC, as our sales agent. The common units to which this prospectus supplement relates include the common units having an aggregate offering price of up to $638,635,913 offered pursuant to our prospectus supplement dated February 28, 2011, and related prospectus dated February 14, 2011, that remain unsold. As a result of the sales of common units pursuant to the second amended and restated equity distribution agreement, as of the date of this prospectus supplement, common units having an aggregate offering price of $908,387,414 are available for offer and sale pursuant to this prospectus supplement.

Sales of the common units, if any, will be made by means of ordinary brokers’ transactions on the NYSE at market prices, block transactions and such other transactions as agreed upon by us and the sales agent. As agent, UBS Securities LLC will not engage in any transactions that stabilize the price of our common units.

Under the terms of the equity distribution agreement, we also may sell common units to UBS Securities LLC as principal for its own account at a price agreed upon at the time of the sale. If we sell common units to UBS Securities LLC as principal, we will enter into a separate terms agreement with UBS Securities LLC, and we will describe that agreement in a separate prospectus supplement or pricing supplement.

UBS Securities LLC will use its reasonable efforts, as our sales agent, to sell the common units offered pursuant to this prospectus supplement on a daily basis or as otherwise agreed upon by us and the sales agent. We will designate the maximum number of common units to be sold through the sales agent, on a daily basis or otherwise as we and the sales agent agree. Subject to the terms and conditions of the equity distribution agreement, UBS Securities LLC will use its reasonable efforts as the sales agent to sell, as our sales agent and on our behalf, all of the designated common units. We may instruct the sales agent not to sell common units if the sales cannot be effected at or above the price designated by us in any such instruction. Either we or the sales agent may suspend the offering of common units pursuant to the equity distribution agreement by notifying the other party.

The commission to be paid to the sales agent for units sold through it pursuant to the equity distribution agreement shall be at a fixed rate of up to 2% of the gross sales price per unit, depending upon the number of units sold. The remaining sales proceeds, after deducting the applicable commission and any expenses payable by us and any transaction fees imposed by any governmental or self regulatory organization in connection with the sales, will equal our net proceeds from the sale of the common units.

Settlement for sales of common units will occur on the third business day following the date on which any sales were made in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow, trust or similar arrangement.

In connection with the sale of the common units on our behalf, UBS Securities LLC may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended, and the compensation paid to UBS Securities LLC may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to the sales agent against certain liabilities, including civil liabilities under the Securities Act. We have also agreed to reimburse the sales agent for certain of its expenses.

UBS Securities LLC and its related entities have, from time to time, performed, and may in the future perform, various financial advisory and commercial and investment banking services for us and our affiliates, for which they have received and in the future will receive customary compensation and expense reimbursement.

In compliance with the guidelines of the Financial Industry Regulatory Authority, Inc., or FINRA, the maximum discount or commission to be received by any FINRA member or independent broker-dealer may not exceed 8% of the aggregate offering price of the common units offered pursuant to this prospectus supplement. An affiliate of UBS Securities LLC is a lender under our revolving bank credit facility and, accordingly, may receive a portion of the proceeds of this offering if we use any net proceeds of this offering to repay borrowings under the credit facility. Because FINRA views the common units offered hereby as interests in a direct participation program, this offering is being made in compliance with Rule 2310 of the FINRA Rules.

If we or the sales agent have reason to believe that our common units are no longer an “actively-traded security” as defined under Rule 101(c)(l) of Regulation M under the Securities Exchange Act of 1934, as amended, that party will promptly notify the other and sales of common units pursuant to the equity distribution agreement or any terms agreement will be suspended until in our collective judgment that or other exemptive provisions have been satisfied.

The offering of common units pursuant to the equity distribution agreement will terminate upon the earlier of (1) the sale of all common units subject to the equity distribution agreement or (2) the termination of the equity distribution agreement by us or by the sales agent.

VALIDITY OF THE COMMON UNITS

The validity of the common units we are offering will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas. Certain legal matters with respect to the common units will be passed upon for the sales agent by Andrews Kurth LLP, Houston, Texas. Andrews Kurth LLP performs legal services for us and our affiliates from time to time on matters unrelated to the offering of the common units.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Energy Partners, L.P., incorporated in this prospectus supplement and accompanying prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 2011, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in our Annual Report on Form 10-K for the year ended December 31, 2011, is incorporated hereby by reference.

PROSPECTUS

$1,186,840,354

Common Units

We may offer and sell common units in amounts, at prices and on terms to be determined by market conditions and other factors at the time of our offerings. This prospectus provides you with a general description of the common units we may offer and the manner in which they may be offered.  The specific terms on which we may offer the common units will be included in a supplement to this prospectus. The prospectus supplement also may add, update or change information contained in this prospectus. This prospectus may be used to offer and sell common units only if accompanied by a prospectus supplement. We urge you to read this prospectus and the applicable prospectus supplement carefully before you invest in our common units. You should also read the documents we refer to in the section entitled “Where You Can Find More Information” in this prospectus.

Our common units are traded on the New York Stock Exchange under the symbol “KMP.”

Investing in our common units involves risks. Limited partnerships are inherently different from corporations. See the risk factors identified in the documents incorporated by reference herein for information regarding risks you should consider before investing in the common units.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete.  Any representation to the contrary is a criminal offense.

The date of this prospectus is February 15, 2012.

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. This prospectus may only be used where it is legal to sell the offered securities. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the respective date on the front cover of those documents. You should not assume that the information incorporated by reference in this prospectus is accurate as of any date other than the date the respective information was filed with the Securities and Exchange Commission. Our business, financial condition, results of operations and prospects may have changed since those dates.

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ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement on Form S-3 we filed with the SEC under the Securities Act using a shelf registration process. Using this shelf registration process, we may offer and sell our common units in one or more offerings up to a total dollar amount of proceeds of $1,186,840,354. This prospectus does not contain all of the information set forth in the registration statement, or the exhibits that are a part of the registration statement, parts of which are omitted as permitted by the rules and regulations of the SEC. For further information about us and about our common units, please refer to the information below and to the registration statement and the exhibits that are a part of the registration statement.

Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The prospectus supplement may also add, update or change information in this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports and other information with the SEC. The SEC allows us to incorporate by reference information we file with it, which means that we can disclose important information to you by referring you to those documents. This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information as well as the information included in this prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this prospectus. We incorporate by reference the following documents:

•                  Our Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2010;

•                  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2011, June 30, 2011 and  September 30, 2011;

•                  Our Current Reports on Form 8-K filed on February 28, 2011, May 26, 2011 and July 26, 2011;

•                  Our Registration Statement on Form 8-A/A filed on March 7, 2002; and

•                  All documents filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this prospectus and the completion of the sale of securities offered hereby.

The SEC maintains an Internet web site that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at http://www.sec.gov. You can find information we file with the SEC by reference to our partnership name or to our SEC file number, 1-11234. You also may read and copy any document we file with the SEC at the SEC’s public reference room located at:

100 F Street, N.E., Room 1580

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information about the public reference room and its copy charges. Our SEC filings are also available to the public through the New York Stock Exchange, on which our common units are listed, at 20 Broad Street, New York, New York 10005.

We will provide a copy of any document incorporated by reference in this prospectus and any exhibit specifically incorporated by reference in those documents, without charge, by written or oral request directed to us at the following address and telephone number:

Kinder Morgan Energy Partners, L.P.

Investor Relations Department

500 Dallas Street, Suite 1000

Houston, Texas 77002

(713) 369-9000

Should you want more information regarding Kinder Morgan, Inc., which owns our general partner, or Kinder Morgan Management, LLC, the delegate of our general partner, please refer to the annual, quarterly and special reports and proxy statements, as applicable, filed with the SEC regarding those entities.

KINDER MORGAN ENERGY PARTNERS, L.P.

We are a limited partnership, formed in Delaware in August 1992, with our common units traded on the NYSE under the symbol “KMP.” We are one of the largest publicly-traded pipeline limited partnerships in the United States in terms of market capitalization. Our operations are conducted through our subsidiary operating limited partnerships and their subsidiaries and are grouped into the following business segments: Products Pipelines, Natural Gas Pipelines, CO2, Terminals and Kinder Morgan Canada.

Kinder Morgan Management, LLC is a limited partner in us and, pursuant to a delegation of control agreement, manages and controls our business and affairs, and the business and affairs of our subsidiary operating limited partnerships and their subsidiaries, subject to our general partner’s right to approve specified actions.

USE OF PROCEEDS

Unless we inform you otherwise in a prospectus supplement, we intend to use the net proceeds from the sale of common units we are offering for general partnership purposes. This may include, among other things, additions to working capital, repayment or refinancing of existing indebtedness or other partnership obligations, financing of capital expenditures and acquisitions, investment in existing and future projects, and repurchases and redemptions of securities. Pending any specific application, we may initially invest funds in short-term marketable securities or apply them to the reduction of other indebtedness.

DESCRIPTION OF COMMON UNITS

Number of Common Units

As of February 2, 2012, we had 232,837,732 common units outstanding, including 16,370,428 common units held by Kinder Morgan, Inc. and its affiliates other than directors of Kinder Morgan, Inc. Our limited partnership agreement does not limit the number of common units we may issue.

Where Common Units are Traded

Our outstanding common units are listed on the New York Stock Exchange under the symbol “KMP.”  Any additional common units we issue will also be listed on the NYSE.

Quarterly Distributions

Our limited partnership agreement requires that we distribute 100% of “Available Cash” (as defined in our limited partnership agreement) to our partners within 45 days following the end of each calendar quarter. Available Cash consists generally of all of our cash receipts, including cash received by our operating partnerships and net reductions in reserves, less cash disbursements and net additions to reserves and amounts payable to the former general partner of SFPP, L.P., which is one of our operating partnerships, in respect of its remaining 0.5% interest in SFPP, L.P.

We distribute Available Cash for each quarter as follows:

•                  first, 98% to the owners of all classes of units pro rata and 2% to our general partner until the owners of all classes of units have received a total of $0.15125 per unit in cash or equivalent i-units for such quarter;

•                  second, 85% of any available cash then remaining to the owners of all classes of units pro rata and 15% to our general partner until the owners of all classes of units have received a total of $0.17875 per unit in cash or equivalent i-units for such quarter;

•                  third, 75% of any available cash then remaining to the owners of all classes of units pro rata and 25% to our general partner until the owners of all classes of units have received a total of $0.23375 per unit in cash or equivalent i-units for such quarter; and

•                  fourth, 50% of any available cash then remaining to the owners of all classes of units pro rata, to owners of common units and Class B units in cash and to owners of i-units in the equivalent number of i-units, and 50% to our general partner.

Our general partner and the owners of our common units and Class B units receive distributions in cash, while Kinder Morgan Management, the sole owner of our i-units, receives distributions in additional i-units.  We do not distribute cash to our i-unit owner but instead retain the cash for use in our business.  However, the cash equivalent of distributions of i-units is treated as if it had actually been distributed for purposes of determining the distributions to our general partner. Each time that we make a distribution, the number of i-units owned by Kinder Morgan Management, LLC and the percentage of our total units owned by Kinder Morgan Management, LLC will increase automatically under the provisions of our limited partnership agreement.

Transfer Agent and Registrar

Our transfer agent and registrar for the common units is Computershare Inc. It may be contacted at 525 Washington Blvd., Jersey City, New Jersey 07310.

The transfer agent and registrar may at any time resign, by notice to us, or be removed by us. That resignation or removal would become effective upon the appointment by us of a successor transfer agent and registrar and its acceptance of that appointment. If no successor has been appointed and accepted that appointment within 30 days after notice of that resignation or removal, we are authorized to act as the transfer agent and registrar until a successor is appointed.

Summary of Partnership Agreement

A summary of the material provisions of our partnership agreement is included in the reports filed with the SEC.

MODIFICATION OF FIDUCIARY DUTIES OWED TO THE LIMITED PARTNERS

The fiduciary duties owed to limited partners by our general partner are prescribed by Delaware law and our limited partnership agreement. Similarly, the fiduciary duties owed to the owners of shares of Kinder Morgan Management, LLC by its board of directors are prescribed by Delaware law and its limited liability company agreement. The Delaware Limited Partnership Act and the Delaware Limited Liability Company Act provide that Delaware limited partnerships and Delaware limited liability companies, respectively, may, in their limited partnership agreements and limited liability company agreements, as applicable, restrict the fiduciary duties owed by the general partner to a limited partnership and its limited partners and by the board of directors of a limited liability company to the limited liability company and its shareholders.

Our limited partnership agreement and the Kinder Morgan Management, LLC limited liability company agreement contain various provisions restricting the fiduciary duties that might otherwise be owed. The following is a summary of the material restrictions of the fiduciary duties owed by our general partner to us and our limited partners and by the board of directors of Kinder Morgan Management, LLC to it and its shareholders.

State-law fiduciary duty standards

Fiduciary duties are generally considered to include an obligation to act with due care and loyalty. The duty of care, unless the limited partnership agreement or limited liability company agreement provides otherwise, would generally require a general partner or manager to act for the limited partnership or limited liability company, as applicable, in the same manner as a prudent person would act on his own behalf. The duty of loyalty, in the absence of a provision in a limited partnership agreement or limited liability company agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership or a manager of a Delaware limited liability company from taking any action or engaging in any transaction where a conflict of interest is present.

The Kinder Morgan Management, LLC limited liability company agreement modifies these standards

The Kinder Morgan Management, LLC limited liability company agreement modifies these standards. The limited liability company agreement of Kinder Morgan Management, LLC contains provisions that prohibit its shareholders from advancing claims arising from conduct by Kinder Morgan Management, LLC’s board of directors that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, the limited liability company agreement permits the board of directors to make a number of decisions in its “sole discretion.” This entitles the board of directors to consider only the interests and factors that it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, Kinder Morgan Management, LLC, its affiliates or any shareholder. Kinder Morgan, Inc., its affiliates, and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC are not required to offer to Kinder Morgan Management, LLC any business opportunity.

Except as set out in Kinder Morgan Management, LLC’s limited liability company agreement, its directors, Kinder Morgan, Inc. and their affiliates have no obligations, by virtue of the relationships established pursuant to that agreement, to take or refrain from taking any action that may impact Kinder Morgan Management, LLC or its shareholders. In addition to the other more specific provisions limiting the obligations of its board of directors, Kinder Morgan Management, LLC’s limited liability company agreement further provides that its board of directors will not be liable for monetary damages to Kinder Morgan Management, LLC, its shareholders or any other person for any acts or omissions if the board of directors acted in good faith.

Our limited partnership agreement modifies these standards

Our limited partnership agreement contains provisions that prohibit the limited partners from advancing claims arising from conduct by our general partner that might otherwise raise issues as to compliance with fiduciary duties or applicable law. For example, our limited partnership agreement permits the general partner of the partnership to make a number of decisions in its “sole discretion.” This entitles the general partner to consider only the interests and factors it desires, and it has no duty or obligation to give any consideration to any interest of, or factors affecting, us, our affiliates or any limited partner. Kinder Morgan, Inc., its affiliates and their officers and directors who are also officers or directors of Kinder Morgan Management, LLC or officers or directors of our general partner are not required to offer to us any business opportunity. Our general partner is permitted to attempt to avoid personal liability in connection with the management of the partnership pursuant to the limited partnership agreement. Our limited partnership agreement provides that the general partner does not breach its fiduciary duty even if the partnership could have obtained more favorable terms without limitations on the general partner’s liability.

Our limited partnership agreement contains provisions that allow the general partner to take into account the interests of parties in addition to us in resolving conflicts of interest, thereby limiting its fiduciary duty to us and our limited partners. The limited partnership agreement also provides that in the absence of bad faith by the general partner, the resolution of a conflict by the general partner will not be a breach of any duty. Also, the limited partnership agreement contains provisions that may restrict the remedies available to limited partners for actions taken that might, without such limitations, constitute breaches of fiduciary duty. In addition to the other more specific provisions limiting the obligations of the general partner, the limited partnership agreement provides that the general partner, its affiliates and their respective officers and directors will not be liable for monetary damages to us, our limited partners or any other person for acts or omissions if the general partner, affiliate or officer or director acted in good faith. Kinder Morgan Management, LLC or the general partner may request that the conflicts and audit committee of the general partner’s board of directors review and approve the resolution of conflicts of interest that may arise between Kinder Morgan, Inc. or its subsidiaries, on the one hand, and us, on the other hand.

All of these provisions of our limited partnership agreement relating to our general partner apply equally to Kinder Morgan Management, LLC, as the delegate of our general partner.

By becoming one of our limited partners, a limited partner agrees to be bound by the provisions in our limited partnership agreement, including the provisions discussed above. This is in accordance with the policy of the Delaware Limited Partnership Act favoring the principle of freedom of contract and the enforceability of limited partnership agreements. It is not necessary for a limited partner to sign our limited partnership agreement in order for the limited partnership agreement to be enforceable against that person.

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

This section is a summary of the material U.S. federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States and, unless otherwise noted in the following discussion, is the opinion of Bracewell & Giuliani LLP, counsel to our general partner and us, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”), existing and proposed Treasury regulations promulgated under the Internal Revenue Code (the “Treasury Regulations”) and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “us” or “we” are references to Kinder Morgan Energy Partners, L.P. and our operating partnerships, which consist of Kinder Morgan Operating L.P. “A”, Kinder Morgan Operating L.P. “B”, Kinder Morgan Operating L.P. “C”, Kinder Morgan Operating L.P. “D” and Kinder Morgan CO2 Company, L.P.

The following discussion does not comment on all U.S. federal income tax matters affecting us or our unitholders. Moreover, the discussion focuses on unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, foreign persons, financial institutions, insurance companies, real estate investment trusts (REITs), individual retirement accounts (IRAs), mutual funds, dealers and persons entering into hedging transactions. Accordingly, we urge each prospective unitholder to consult, and depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences particular to him of the ownership or disposition of common units.

All statements as to matters of law and legal conclusions, but not as to factual matters, contained in this section, unless otherwise noted, are the opinion of Bracewell & Giuliani LLP and are based on the accuracy of the representations made by us, our general partner and its delegate, Kinder Morgan Management, LLC.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) regarding any matter affecting us or prospective unitholders. Instead, we will rely on opinions of Bracewell & Giuliani LLP. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for the common units and the prices at which the common units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to our unitholders and our general partner and thus will be borne indirectly by our unitholders and our general partner. Furthermore, the tax treatment of us, or of an investment in us, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

For the reasons described below, Bracewell & Giuliani LLP has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

•                  the treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units (please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales”);

•                  whether our monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “—Disposition of Common Units—Allocations Between Transferors and Transferees”); and

•                  whether our method for depreciating Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Common Unit Ownership—Section 754 Election”).

Partnership Status

A partnership is not a taxable entity and incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner, unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Internal Revenue Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the exploration, development, mining or production, processing, refining, transportation, storage and marketing of any mineral or natural resource, including crude oil, natural gas and products thereof. Other types of qualifying income include interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that, as of the date of this prospectus, more than 90% of our current gross income is qualifying income. Based upon and subject to this estimate, the factual representations made by us, our general partner and its delegate and a review of the applicable legal authorities, Bracewell & Giuliani LLP is of the opinion that at least 90% of our current gross income constitutes qualifying income. The portion of our income that is qualifying income may change from time to time.

No ruling has been or will be sought from the IRS, and the IRS has made no determination, as to our status or the status of our operating partnerships for U.S. federal income tax purposes or whether our operations generate “qualifying income” under Section 7704 of the Internal Revenue Code. Instead, we will rely on the opinion of Bracewell & Giuliani LLP on such matters. It is the opinion of Bracewell & Giuliani LLP that, based upon the Internal Revenue Code, Treasury Regulations, published revenue rulings and court decisions and the representations described below, we and our operating partnerships will be classified as partnerships for U.S. federal income tax purposes.

In rendering its opinion, Bracewell & Giuliani LLP has relied on factual representations made by us, our general partner and its delegate, Kinder Morgan Management, LLC. The representations upon which Bracewell & Giuliani LLP has relied include:

•                  neither we nor any of our operating partnerships has elected or will elect to be treated as a corporation;

•                  for each taxable year, more than 90% of our gross income has been and will be income that Bracewell & Giuliani LLP has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Internal Revenue Code; and

•                  each hedging transaction that we treat as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to applicable Treasury Regulations, and has been and will be associated with oil, gas or products thereof that are held or to be held by us in activities that Bracewell & Giuliani LLP has opined or will opine result in qualifying income.

We believe that these representations have been true in the past and expect that these representations will continue to be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery, in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts, we will be treated as if we had transferred all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in us. This deemed contribution and liquidation should be tax-free to unitholders and us so long as, at that time, we do not have liabilities in excess of the tax basis of our assets. Thereafter, we would be treated as a corporation for U.S. federal income tax purposes.

If we were taxed as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, our items of income, gain, loss and deduction would be reflected only on our tax return rather than being passed through to our unitholders, and our net income would be taxed to us at corporate rates. In addition, any distribution made to a unitholder would be treated as either taxable dividend income, to the extent of our current or accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the unitholder’s tax basis in his common units, or taxable capital gain, after the unitholder’s tax basis in his common units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in a unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the common units.

The discussion below is based on Bracewell & Giuliani LLP’s opinion that we will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

Unitholders who have become limited partners of Kinder Morgan Energy Partners, L.P. will be treated as partners of Kinder Morgan Energy Partners, L.P. for U.S. federal income tax purposes. Also, unitholders whose common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their common units, will be treated as partners of Kinder Morgan Energy Partners, L.P. for U.S. federal income tax purposes.

A beneficial owner of common units whose units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those units for U.S. federal income tax purposes. Please read “—Tax Consequences of Common Unit Ownership—Treatment of Short Sales.”

Income, gain, deductions or losses would not appear to be reportable by a unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by a unitholder who is not a partner for U.S. federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their own tax advisors with respect to their tax consequences of holding common units in Kinder Morgan Energy Partners, L.P. The references to “unitholders” in the discussion that follows are to persons who are treated as partners in Kinder Morgan Energy Partners, L.P. for U.S. federal income tax purposes.

Tax Consequences of Common Unit Ownership

Flow-Through of Taxable Income. Subject to the discussion below under “—Entity Level Collections,” we will not pay any U.S. federal income tax. Instead, each unitholder will be required to report on his income tax return his share of our income, gains, losses and deductions without regard to whether we make cash distributions to him. Consequently, we may allocate income to a unitholder even if he has not received a cash distribution. Each unitholder will be required to include in income his allocable share of our income, gains, losses and deductions for our taxable year ending with or within his taxable year. Our taxable year ends on December 31.

Treatment of Distributions. Distributions by us to a unitholder generally will not be taxable to the unitholder for U.S. federal income tax purposes, except to the extent the amount of any such cash distribution exceeds his tax basis in his common units immediately before the distribution. Our cash distributions in excess of a unitholder’s tax basis generally will be considered to be gain from the sale or exchange of the common units, taxable in accordance with the rules described under “—Disposition of Common Units” below. Any reduction in a unitholder’s share of our liabilities for which no partner, including the general partner, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by us of cash to that unitholder. To the extent our distributions cause a unitholder’s “at risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Tax Consequences of Common Unit Ownership—Limitations on Deductibility of Losses.”

A decrease in a unitholder’s percentage interest in us because of our issuance of additional units will decrease his share of our nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of money or property may result in ordinary income to a unitholder, regardless of his tax basis in his common units, if the distribution reduces the unitholder’s share of our “unrealized receivables,” including depreciation recapture, and/or substantially appreciated “inventory items,” both as defined in Section 751 of the Internal Revenue Code, and collectively, “Section 751 Assets.” To that extent, the unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with us in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the unitholder’s tax basis (generally zero) for the share of Section 751 Assets deemed relinquished in the exchange.

Basis of Common Units. A unitholder’s initial tax basis for his common units will be the amount he paid for the common units plus his share of our nonrecourse liabilities. That basis will be increased by his share of our income and by any increases in his share of our nonrecourse liabilities. That basis will be decreased, but not below zero, by distributions from us, by the unitholder’s share of our losses, by any decreases in his share of our nonrecourse liabilities and by his share of our expenditures that are not deductible in computing taxable income and are not required to be capitalized. A unitholder will have no share of our debt that is recourse to our general partner, but will have a share, generally based on his share of profits, of our nonrecourse liabilities. Please read “—Disposition of Common Units—Recognition of Gain or Loss.”

Limitations on Deductibility of Losses. The deduction by a unitholder of his share of our losses will be limited to the tax basis in his units and, in the case of an individual unitholder, estate, trust or corporate unitholder (if more than 50% of the value of the corporate unitholder’s stock is owned directly or indirectly by or for five or fewer individuals or some tax-exempt organizations) to the amount for which the unitholder is considered to be “at risk” with respect to our activities, if that is less than his tax basis. A unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to a unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such unitholder’s tax basis in his common units. Upon the taxable disposition of a common unit, any gain recognized by a unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, a unitholder will be at risk to the extent of the tax basis of his units, excluding any portion of that basis attributable to his share of our nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in us, is related to the unitholder or can look only to the units for repayment. A unitholder’s at-risk amount will increase or decrease as the tax basis of the unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of our nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitation generally provides that individuals, estates, trusts and some closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitation is applied separately with respect to each publicly traded partnership. Consequently, any passive losses we generate will be available to offset only our passive income generated in the future and will not be available to offset income from other passive activities or investments, including our investments or a unitholder’s investments in other publicly traded partnerships, or a unitholder’s salary or active business income. Passive losses that are not deductible because they exceed a unitholder’s share of income we generate may be deducted in full when he disposes of his entire investment in us in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

A unitholder’s share of our net income may be offset by any of our suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

Limitations on Interest Deductions. The deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense includes:

•                  interest on indebtedness properly allocable to property held for investment;

•                  our interest expense attributed to portfolio income; and

•                  the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income.

The computation of a unitholder’s investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a common unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment or qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders for purposes of the investment interest deduction limitation. In addition, the unitholder’s share of our portfolio income will be treated as investment income.

Entity-Level Collections. If we or our general partner are required or elect under applicable law to pay any federal, state, local or foreign income tax on behalf of any unitholder, our general partner or any former unitholder, we are authorized to pay those taxes from our funds. That payment, if made, will be treated as a distribution of cash to the unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, we are authorized to treat the payment as a distribution to all current unitholders. We are authorized to amend our partnership agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under our partnership agreement is maintained as nearly as is practicable. Payments by us as described above could give rise to an overpayment of tax on behalf of an individual unitholder, in which event the unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction. In general, if we have a net profit, our items of income, gain, loss and deduction will be allocated among our general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us. A class of our unitholders that receives more cash than another class, other than i-units, on a per unit basis, with respect to a year, will be allocated gross income equal to that excess. At any time that incentive distributions are made to our general partner, gross income will be allocated to the general partner to the extent of these distributions. If we have a net loss, that loss will generally be allocated, first, to our general partner and the unitholders, other than owners of i-units, in accordance with their percentage interests in us to the extent of their positive capital accounts and, second, to our general partner.

Specified items of our income, gain, loss and deduction will be allocated under Section 704(c) of the Internal Revenue Code to account for (i) any difference between the tax basis and fair market value of our assets at the time of an offering and (ii) any difference between the tax basis and fair market value of any property contributed to us that exists at the time of such contribution, together referred to in this discussion as “Contributed Property.” The effect of these allocations, referred to as “Section 704(c) Allocations,” to a unitholder purchasing common units from us in an offering will be essentially the same as if the tax bases of our assets were equal to their fair market value at the time of such offering. In the event we issue additional common units or engage in certain other transactions in the future, we will make “Reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, to all holders of partnership interests immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by us at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by some unitholders. Finally, although we do not expect that our operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of our income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

An allocation of items of our income, gain, loss or deduction, other than an allocation required by the Internal Revenue Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner’s share of an item will be determined on the basis of his interest in us, which will be determined by taking into account all the facts and circumstances, including his relative contributions to us, the interests of all the partners in profits and losses, the interest of all the partners in cash flow, and the rights of all partners to distributions of capital upon liquidation.

Bracewell & Giuliani LLP is of the opinion that, with the exception of the issues described in “—Tax Consequences of Common Unit Ownership—Section 754 Election,” “—Uniformity of Units” and “—Disposition of Common Units—Allocations Between Transferors and Transferees,” allocations under our partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales. A unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any of our income, gain, deduction or loss with respect to those common units would not be reportable by the unitholder, any cash distributions received by the unitholder as to those units would be fully taxable and all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Bracewell & Giuliani LLP has not rendered an opinion regarding the tax treatment of a unitholder whose common units are loaned to a short seller to cover a short sale of common units; therefore, unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS previously has announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Common Units—Recognition of Gain or Loss.”

Alternative Minimum Tax. Each unitholder will be required to take into account his distributive share of any items of our income, gain, loss or deduction for purposes of the alternative minimum tax. The current minimum tax rate for noncorporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective unitholders are urged to consult with their tax advisors as to the impact of an investment in common units on their liability for the alternative minimum tax.

Tax Rates. Under current law, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 35% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than 12 months) of individuals is 15%. However, absent new legislation extending the current rates, beginning January 1, 2013, the highest marginal U.S. federal income tax rate applicable to ordinary income and long-term capital gains of individuals will increase to 39.6% and 20%, respectively. Moreover, these rates are subject to change by new legislation at any time.

The recently enacted Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Reconciliation Act of 2010, is scheduled to impose a 3.8% Medicare tax on certain net investment income earned by individuals, estates and trusts for taxable years beginning after December 31, 2012. For these purposes, net investment income generally includes a unitholder’s allocable share of our income and gain realized by a unitholder from a sale of units. In the case of an individual, the tax will be imposed on the lesser of (i) the unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) undistributed net investment income or (ii) the excess adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins.

Section 754 Election. We have made the election permitted by Section 754 of the Internal Revenue Code. That election is irrevocable without the consent of the IRS, unless there is a constructive termination of the partnership.  Please read “—Disposition of Common Units—Constructive Termination.” The election generally permits us to adjust a common unit purchaser’s tax basis in our assets (“inside basis”) under Section 743(b) of the Internal Revenue Code to reflect his purchase price. The Section 743(b) adjustment does not apply to a person who purchases common units directly from us, and it belongs only to the purchaser and not to other unitholders. For purposes of this discussion, a unitholder’s inside basis in our assets will be considered to have two components: (i) his share of our tax basis in our assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

Where the remedial allocation method is adopted (which we generally have adopted as to our properties), the Treasury Regulations under Section 743 of the Internal Revenue Code require a portion of the Section 743(b) adjustment that is attributable to recovery property subject to depreciation under Section 168 of the Internal Revenue Code whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Internal Revenue Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining-balance method. If we elect a method other than the remedial method, the depreciation and amortization methods and useful lives associated with the Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the inside basis in such properties. Under our partnership agreement, our general partner is authorized to take a position to preserve the uniformity of units even if that position is not consistent with these and any other Treasury Regulations. If we elect a method other than the remedial method with respect to a goodwill property, the common basis of such property is not amortizable. Please read “— Uniformity of Common Units.”

Although Bracewell & Giuliani LLP is unable to opine as to the validity of this approach because there is no direct or indirect controlling authority on this issue, we intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property which is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may take a depreciation or amortization position under which all purchasers acquiring common units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in our assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some unitholders. Please read “— Uniformity of Common Units.” A unitholder’s tax basis for his common units is reduced by his share of our deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position we take that understates deductions will overstate the unitholder’s basis in his common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “— Disposition of Common Units — Recognition of Gain or Loss.” The IRS may challenge our position with respect to depreciating or amortizing the Section 743(b) adjustment we take to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Uniformity of Common Units.”

A Section 754 election is advantageous if the transferee’s tax basis in his common units is higher than the units’ share of the aggregate tax basis of our assets immediately prior to the transfer. In that case, as a result of the election, the transferee would have, among other items, a greater amount of depreciation and depletion deductions and his share of any gain or loss on a sale of our assets would be less. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his common units is lower than those units’ share of the aggregate tax basis of our assets immediately prior to the transfer. Thus, the fair market value of the units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in us if we have a substantial built-in loss immediately after the transfer, or if we distribute property and have a substantial basis reduction. Generally a built-in loss or a basis reduction is substantial if it exceeds $250,000.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of our assets and other matters. For example, the allocation of the Section 743(b) adjustment among our assets must be made in accordance with the Internal Revenue Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by us to our tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than our tangible assets. We cannot assure you that the determinations we make will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in our opinion, the expense of compliance exceed the benefit of the election, we may seek permission from the IRS to revoke our Section 754 election. If permission is granted, a subsequent purchaser of common units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year. We use the year ending December 31 as our taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each unitholder will be required to include in income his share of our income, gain, loss and deduction for our taxable year ending within or with his taxable year. In addition, a unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his units following the close of our taxable year but before the close of his taxable year must include his share of our income, gain, loss and deduction in income for his taxable year, with the result that he will be required to include in his taxable income for his taxable year his share of more than twelve months of our income, gain, loss and deduction. Please read “—Disposition of Common Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization. The tax basis of our assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of our assets and their tax basis immediately prior to an offering of new units will be borne by our partners holding interests in us prior to such offering. Please read “— Tax Consequences of Common Unit Ownership — Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, we may elect to use the depreciation and cost recovery methods that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. We may not be entitled to any amortization deductions with respect to certain goodwill properties held by us at the time of any future offering. Please read “— Uniformity of Units.” Property we subsequently acquire or construct may be depreciated using accelerated methods permitted by the Internal Revenue Code.

If we dispose of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a unitholder who has taken cost recovery or depreciation deductions with respect to property we own will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in us. Please read “—Tax Consequences of Common Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Common Units—Recognition of Gain or Loss.”

The costs we incur in selling our units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon our termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by us, and as syndication expenses, which may not be amortized by us. The underwriting discounts and commissions we incur will be treated as syndication expenses.

Valuation and Tax Basis of Our Properties. The U.S. federal income tax consequences of the ownership and disposition of common units will depend in part on our estimates of the relative fair market values, and the initial tax bases, of our assets. Although we may from time to time consult with professional appraisers regarding valuation matters, we will make many of the relative fair market value estimates ourselves. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determination of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Common Units

Recognition of Gain or Loss. Gain or loss will be recognized on a sale of common units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. A unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of our nonrecourse liabilities. Because the amount realized includes a unitholder’s share of our nonrecourse liabilities, the gain recognized on the sale of units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from us in excess of cumulative net taxable income for a common unit that decreased a unitholder’s tax basis in that common unit will, in effect, become taxable income if the common unit is sold at a price greater than the unitholder’s tax basis in that common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by a unitholder, other than a “dealer” in units, on the sale or exchange of a unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of common units held for more than twelve months will generally be taxed at a maximum U.S. federal income tax rate of 15% through December 31, 2012 and 20% thereafter (absent new legislation extending or adjusting the current rate). In addition, beginning after December 31, 2012, all or a portion of the gain realized by a unitholder on the sale or exchange of a common unit, regardless of whether the common unit was held for more than twelve months, will generally be subject to a 3.8% Medicare tax. Please read “— Tax Consequences of Common Unit Ownership — Tax Rates.” However, a portion, which will likely be substantial, of this gain or loss will be separately computed and taxed as ordinary income or loss under Section 751 of the Internal Revenue Code to the extent attributable to assets giving rise to depreciation recapture or other “unrealized receivables” or to “inventory items” we own. The term “unrealized receivables” includes potential recapture items, including depreciation recapture. Ordinary income attributable to unrealized receivables, inventory items and depreciation recapture may exceed net taxable gain realized upon the sale of a common unit and may be recognized even if there is a net taxable loss realized on the sale of a unit. Thus, a unitholder may recognize both ordinary income and a capital loss upon a sale of units. Net capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations.

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Internal Revenue Code allow a selling unitholder who can identify common units transferred with an ascertainable holding period to elect to use the actual holding period of the common units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis common units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, may designate specific common units sold for purposes of determining the holding period of common units transferred. A unitholder electing to use the actual holding period of common units transferred must consistently use that identification method for all subsequent sales or exchanges of common units. A unitholder considering the purchase of additional common units or a sale of common units purchased in separate transactions is urged to consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Internal Revenue Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•                  a short sale;

•                  an offsetting notional principal contract; or

•                  a futures or forward contract with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position.

Allocations Between Transferors and Transferees. In general, our taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the unitholders, other than owners of i-units, in proportion to the number of units owned by each of them as of the opening of the New York Stock Exchange on the first business day of the month, which we refer to in this prospectus as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of our assets other than in the ordinary course of business will be allocated among the unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a unitholder transferring units may be allocated income, gain, loss and deduction realized after the date of transfer.

Although simplifying conventions are contemplated by the Internal Revenue Code and most publicly traded partnerships use similar simplifying conventions, the use of this method may not be permitted under existing Treasury Regulations. The Department of the Treasury and the IRS have issued proposed Treasury Regulations that provide a safe harbor pursuant to which a publicly traded partnership may use a similar monthly simplifying convention to allocate tax items among transferor and transferee unitholders, although such tax items must be prorated on a daily basis. Nonetheless, the proposed regulations do not specifically authorize the use of the proration method we have adopted. Existing publicly traded partnerships are entitled to rely on these proposed Treasury Regulations; however, they are not binding on the IRS and are subject to change until final Treasury Regulations are issued. Accordingly, Bracewell & Giuliani LLP is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations or only applies to transfers of less than all of the unitholder’s interest, our taxable income or losses might be reallocated among the unitholders. We are authorized to revise our method of allocation between transferor and transferee unitholders, as well as unitholders whose interests vary during a taxable year, to conform to a method permitted under future Treasury Regulations.

A unitholder who owns units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of our income, gain, loss and deductions attributable to that quarter but will not be entitled to receive that cash distribution.

Notification Requirements. A unitholder who sells any of his common units generally is required to notify us in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of units who purchases units from another unitholder is also generally required to notify us in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, we are required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify us of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Constructive Termination. We will be considered to have been terminated for tax purposes if there are sales or exchanges which, in the aggregate, constitute 50% or more of the total interests in our capital and profits within a twelve-month period. For purposes of measuring whether the 50% threshold is reached, multiple sales of the same interest are counted only once. A constructive termination results in the closing of our taxable year for all unitholders. In the case of a unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of our taxable year may result in more than twelve months of our taxable income or loss being includable in his taxable income for the year of termination. A constructive termination occurring on a date other than December 31 will result in us filing two tax returns (and unitholders could receive two Schedules K-1 if the relief discussed below is not available) for one fiscal year and the cost of the preparation of these returns will be borne by all unitholders. We would be required to make new tax elections after a termination, including a new election under Section 754 of the Internal Revenue Code, and a termination would result in a deferral of our deductions for depreciation. A termination could also result in penalties if we were unable to determine that the termination had occurred. Moreover, a termination might either accelerate the application of, or subject us to, any tax legislation enacted before the termination. The IRS has recently announced a relief procedure whereby if a publicly traded partnership that has technically terminated requests, and the IRS grants, special relief, the partnership will be required to provide only a single Schedule K-1 to unitholders for the tax years in which the termination occurs, among other things.

Uniformity of Common Units

Because we cannot match transferors and transferees of common units, we must maintain uniformity of the economic and tax characteristics of the common units to a purchaser of these units. In the absence of uniformity, we may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulation Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the common units. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.”

We intend to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as nonamortizable to the extent attributable to property the common basis of which is not amortizable, consistent with the regulations under Section 743 of the Internal Revenue Code, even though that position may be inconsistent with Treasury Regulation Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of our assets. Please read “— Tax Consequences of Common Unit Ownership — Section 754 Election.” To the extent that the Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, we will apply the rules described in the Treasury Regulations and legislative history. If we determine that this position cannot reasonably be taken, we may adopt a depreciation and amortization position under which all purchasers acquiring common units in the same month would receive depreciation and amortization deductions, whether attributable to a common basis or Section 743(b) adjustment, based upon the same applicable methods and lives as if they had purchased a direct interest in our property. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if we determine that the loss of depreciation and amortization deductions will have a material adverse effect on the unitholders. If we choose not to utilize this aggregate method, we may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. Our counsel, Bracewell & Giuliani LLP, is unable to opine on the validity of any of these positions. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of common units might be affected, and the gain from the sale of units might be increased without the benefit of additional deductions. Please read “— Disposition of Common Units — Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of common units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other non-U.S. persons raises issues unique to those investors and, as described below, may have substantially adverse tax consequences to them. If you are a tax exempt entity or a non-U.S. person, you should consult your tax advisor before investing in our common units.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including individual retirement accounts and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of our income allocated to a unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it.

Non-resident aliens and foreign corporations, trusts or estates that own common units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence they will be required to file U.S. federal tax returns to report their share of our income, gain, loss or deduction and pay U.S. federal income tax at regular rates on their share of our net income or gain.

Moreover, under rules applicable to publicly traded partnerships, we will withhold, at the highest applicable effective tax rate, from cash distributions made quarterly to foreign unitholders. Each foreign unitholder must obtain a taxpayer identification number from the IRS and submit that number to our transfer agent on a Form W-8BEN or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require us to change these procedures.

In addition, because a foreign corporation that owns common units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of our income and gain, as adjusted for changes in the foreign corporation’s “U.S. net equity,” which is effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of unitholder is subject to special information reporting requirements under Section 6038C of the Internal Revenue Code.

A foreign unitholder who sells or otherwise disposes of a unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign unitholder. Under a ruling published by the IRS interpreting the scope of “effectively connected income,” a foreign unitholder would be considered to be engaged in a trade or business in the United States by virtue of the U.S. activities of the partnership, and part or all of that unitholder’s gain would be effectively connected with that unitholder’s indirect U.S. trade or business. Moreover, under the Foreign Investment in Real Property Tax Act, a foreign unitholder generally will be subject to U.S. federal income tax upon the sale or disposition of a common unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of our common units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of our assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the common units or the 5-year period ending on the date of disposition. Currently, more than 50% of our assets consist of U.S. real property interests and we do not expect that to change in the foreseeable future. Therefore, foreign unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Administrative Matters

Information Returns and Audit Procedures. We intend to furnish to each unitholder, within 90 days after the close of each calender year, specific tax information, including a Schedule K-1, which describes his share of our income, gain, loss and deduction for our preceding taxable year. In preparing this information, which will not be reviewed by counsel, we will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each unitholder’s share of income, gain, loss and deduction. We cannot assure you that those positions will yield a result that conforms to the requirements of the Internal Revenue Code, Treasury Regulations or administrative interpretations of the IRS. Neither we nor Bracewell & Giuliani LLP can assure prospective unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the common units.

The IRS may audit our U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of a unitholder’s return could result in adjustments not related to our returns as well as those related to our returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Internal Revenue Code requires that one partner be designated as the “Tax Matters Partner” for these purposes. Our partnership agreement names our general partner as our Tax Matters Partner.

The Tax Matters Partner has made and will make some elections on our behalf and on behalf of unitholders. In addition, the Tax Matters Partner can extend the statute of limitations for assessment of tax deficiencies against unitholders for items in our returns. The Tax Matters Partner may bind a unitholder with less than a 1% profits interest in us to a settlement with the IRS unless that unitholder elects, by filing a statement with the IRS, not to give that authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review, by which all the unitholders are bound, of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, judicial review may be sought by any unitholder having at least a 1% interest in profits or by any group of unitholders having in the aggregate at least a 5% interest in profits. However, only one action for judicial review will go forward, and each unitholder with an interest in the outcome may participate.

A unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on our return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

Nominee Reporting. Persons who hold an interest in us as a nominee for another person are required to furnish to us:

•                  the name, address and taxpayer identification number of the beneficial owner and the nominee;

•                  a statement regarding whether the beneficial owner is (i) a person that is not a U.S. person, (ii) a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing or (iii) a tax-exempt entity;

•                  the amount and description of units held, acquired or transferred for the beneficial owner; and

•                  specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on units they acquire, hold or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1.5 million per calendar year, is imposed by the Internal Revenue Code for failure to report that information to us. The nominee is required to supply the beneficial owner of the units with the information furnished to us.

Accuracy-Related Penalties. An additional tax equal to 20% of the amount of any portion of an underpayment of tax that is attributable to one or more specified causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Internal Revenue Code. No penalty will be imposed, however, for any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith regarding that portion.

For individuals, a substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000. The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) for which there is, or was, “substantial authority,” or (ii) as to which there is a reasonable basis and the pertinent facts of that position are disclosed on the return. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income tax for which no “substantial authority” exists, we must disclose the pertinent facts on our return. In addition, we will make a reasonable effort to furnish sufficient information for unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty. More stringent rules apply to “tax shelters,” which we do not believe includes us.

A substantial valuation misstatement exists if (i) the value of any property, or the tax basis of any property, claimed on a tax return is 150% or more of the amount determined to be the correct amount of the valuation or tax basis, (ii) the price for any property or services (or for the use of property) claimed on any such return with respect to any transaction between persons described in Internal Revenue Code Section 482 is 200% or more (or 50% or less) of the amount determined under Section 482 to be the correct amount of such price, or (iii) the net Internal Revenue Code Section 482 transfer price adjustment for the taxable year exceeds the lesser of $5 million or 10% of the taxpayer’s gross receipts. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 200% or more than the correct valuation, the penalty imposed increases to 40%. We do not anticipate making any valuation misstatements.

In addition, the 20% accuracy-related penalty also applies to any portion of an underpayment of tax that is attributable to transactions lacking economic substance. To the extent that such transactions are not disclosed, the penalty imposed is increased to 40%. Additionally, there is no reasonable cause defense to the imposition of this penalty to such transactions.

Reportable Transactions

If we were to engage in a “reportable transaction,” we (and possibly you and others) would be required to make a detailed disclosure of the transaction to the IRS. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or that it produces certain kinds of losses for partnerships, individuals, S corporations and trusts in excess of $2 million in any single year, or $4 million in any combination of six successive tax years. Our participation in a reportable transaction could increase the likelihood that our U.S. federal income tax information return (and possibly your tax return) would be audited by the IRS. Please read “—Administrative Matters—Information Returns and Audit Procedures.”

Moreover, if we were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, you may be subject to the following provisions of the American Jobs Creation Act of 2004:

•                  accuracy-related penalties with a broader scope, significantly narrower exceptions, and potentially greater amounts than described above at “—Administrative Matters—Accuracy-Related Penalties”;

•                  for those persons otherwise entitled to deduct interest on U.S. federal tax deficiencies, nondeductibility of interest on any resulting tax liability; and

•                  in the case of a listed transaction, an extended statute of limitations.

We do not expect to engage in any “reportable transactions.”

Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative, legislative or judicial interpretation at any time. For example, the U.S. House of Representatives recently passed legislation that would provide for substantive changes to the definition of “qualifying income” and the treatment of certain types of income earned from profits interests in partnerships. It is possible that legislative efforts could result in changes to the existing U.S. federal income tax laws that affect publicly traded partnerships, including us. Modification to the U.S. federal income tax laws and interpretations thereof may or may not be applied retroactively. Further, because of widespread state budget deficits and other reasons, several states are evaluating ways to subject partnerships to entity-level taxation through the imposition of state income, franchise or other forms of taxation. We are unable to predict whether such legislation, or other proposals, ultimately will be enacted. Any such changes could negatively impact the value of an investment in our common units.

State, Local, Foreign and Other Tax Consequences

In addition to U.S. federal income taxes, you likely will be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which we do business or own property or in which you are a resident. We currently do business or own property in 40 states, most of which impose income taxes, and Canada. We may also own property or do business in other states or foreign jurisdictions in the future. Although an analysis of those various taxes is not presented here, each prospective unitholder should consider their potential impact on his investment in us. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which we do business or own property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some jurisdictions may require us, or we may elect, to withhold a percentage of income from amounts to be distributed to a unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to unitholders for purposes of determining the amounts distributed by us. Please read “— Tax Consequences of Common Unit Ownership — Entity-Level Collections.” Based on current law and our estimate of our future operations, our general partner anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each unitholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, of his investment in us. Accordingly, each prospective unitholder is urged to consult, and depend upon, his tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Bracewell & Giuliani LLP has not rendered an opinion on the state, local or foreign tax consequences of an investment in us.

PLAN OF DISTRIBUTION

We may sell the common units (1) through agents, (2) through underwriters or dealers, (3) directly to one or more purchasers, or (4) pursuant to delayed delivery contracts or forward contracts.

By Agents

Common units may be sold through agents designated by us. Unless otherwise indicated in a prospectus supplement, the agents will agree to use their reasonable best efforts to solicit purchases for the period of their appointment.

By Underwriters

If underwriters are used in the sale, the common units offered will be acquired by the underwriters for their own account. The underwriters may resell the common units in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase the common units offered will be subject to certain conditions. The underwriters will be obligated to purchase all the common units offered if any of the securities are purchased. Any initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

Direct Sales

Common units and debt securities may also be sold directly by us. In this case, no underwriters or agents would be involved. We may use electronic media, including the Internet, to sell offered common units directly.

Delayed Delivery Contracts or Forward Contracts

If indicated in the prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers to purchase common units from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts or forward contracts providing for payment or delivery on a specified date in the future at prices determined as described in the prospectus supplement. Such contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

General Information

Underwriters, dealers and agents that participate in the distribution of the common units may be underwriters as defined in the Securities Act, and any discounts or commissions received by them from us and any profit on the resale of the common units by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation will be described in a prospectus supplement.

We may have agreements with the underwriters, dealers and agents to indemnify them against certain civil liabilities, including liabilities under the Securities Act, or to contribute with respect to payments which the underwriters, dealers or agents may be required to make because of those liabilities.

Underwriters, dealers and agents or their affiliates may engage in transactions with, or perform services for, us or our affiliates in the ordinary course of their businesses.

VALIDITY OF THE SECURITIES

The validity of the securities being offered hereby will be passed upon for us by Bracewell & Giuliani LLP, Houston, Texas.

EXPERTS

The consolidated financial statements and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control Over Financial Reporting) of Kinder Morgan Energy Partners, L.P., incorporated in this prospectus by reference to our Annual Report on Form 10-K/A for the year ended December 31, 2010 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The description of the review performed by Netherland, Sewell & Associates, Inc., independent petroleum consultants, included in our Annual Report on Form 10-K for the year ended December 31, 2010, is incorporated herein by reference.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference include, and each accompanying prospectus supplement may include, forward-looking statements. These forward-looking statements are identified as any statement that does not relate strictly to historical or current facts. They use words such as “anticipate,” “believe,” “intend,” “plan,” “projection,” “forecast,” “strategy,” “position,” “continue,” “estimate,” “expect,” “may,” or the negative of those terms or other variations of them or comparable terminology. In particular, statements, express or implied, concerning future actions, conditions or events, future operating results or the ability to generate sales, income or cash flow, to pay principal and interest on debt securities or to make distributions on common units are forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Future actions, conditions or events and future results of operations may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict.  Specific factors which could cause actual results to differ from those in the forward-looking statements include:

•                  price trends and overall demand for natural gas liquids, refined petroleum products, oil, carbon dioxide, natural gas, electricity, coal, steel and other bulk materials and chemicals in North America;

•                  economic activity, weather, alternative energy sources, conservation and technological advances that may affect price trends and demand;

•                  changes in tariff rates charged by our pipeline subsidiaries implemented by the Federal Energy Regulatory Commission, California Public Utilities Commission, Canada’s National Energy Board or another regulatory agency;

•                  our ability to acquire new businesses and assets and integrate those operations into our existing operations, as well as our ability to expand our facilities;

•                  difficulties or delays experienced by railroads, barges, trucks, ships or pipelines in delivering products to or from our terminals or pipelines;

•                  our ability to successfully identify and close acquisitions and make cost-saving changes in operations;

•                  shut-downs or cutbacks at major refineries, petrochemical or chemical plants, ports, utilities, military bases or other businesses that use our services or provide services or products to us;

•                  changes in tax law, particularly as it relates to partnerships or other “pass-through” entities;

•                  changes in crude oil and natural gas production from exploration and production areas that we serve, such as the Permian Basin area of West Texas, the U.S. Rocky Mountains, areas of shale gas formation and the Alberta oil sands;

•                  changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and governmental bodies that may adversely affect our business or our ability to compete;

•                  changes in accounting pronouncements that impact the measurement of our results of operations, the timing of when such measurements are to be made and recorded, and the disclosures surrounding these activities;

•                  our ability to offer and sell equity securities and debt securities or obtain debt financing in sufficient amounts to implement that portion of our business plan that contemplates growth through acquisitions of operating businesses and assets and expansions of our facilities;

•                  our indebtedness, which could make us vulnerable to general adverse economic and industry conditions, limit our ability to borrow additional funds and/or place us at competitive disadvantages compared to our competitors that have less debt or have other adverse consequences;

•                  interruptions of electric power supply to our facilities due to natural disasters, power shortages, strikes, riots, terrorism, war or other causes;

•                  our ability to obtain insurance coverage without significant levels of self-retention of risk;

•                  acts of nature, sabotage, terrorism or other similar acts or accidents causing damage greater than our insurance coverage limits;

•                  capital and credit markets conditions, inflation and interest rates;

•                  the political and economic stability of the oil producing nations of the world;

•                  national, international, regional and local economic, competitive and regulatory conditions and developments;

•                  our ability to achieve cost savings and revenue growth;

•                  foreign exchange fluctuations;

•                  the timing and extent of changes in commodity prices for oil, natural gas, electricity and certain agricultural products;

•                  the extent of our success in discovering, developing and producing oil and gas reserves, including the risks inherent in exploration and development drilling, well completion and other development activities;

•                  engineering and mechanical or technological difficulties that we may experience with operational equipment, in well completions and workovers, and in drilling new wells;

•                  the uncertainty inherent in estimating future oil and natural gas production or reserves that we may experience;

•                  the ability to complete expansion projects on time and on budget;

•                  the timing and success of our business development efforts; and

•                  unfavorable results of litigation and the fruition of contingencies referred to in the notes to our consolidated financial statements contained in the reports incorporated by reference into this prospectus.

Forward-looking statements are based on our expectations and beliefs concerning future events affecting us and are subject to uncertainties and factors related to our operations and business environment, all of which are difficult to predict and many of which are beyond our control. The foregoing list should not be construed to be exhaustive. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. Any or all of the forward-looking statements in this prospectus and any accompanying prospectus supplement may turn out to be wrong. They can be affected by inaccurate assumptions or by known or unknown risks and uncertainties. Many factors mentioned in this prospectus or any accompany prospectus supplement, including the risks outlined under the caption “Risk Factors” contained in our Exchange Act reports incorporated by reference, will be important in determining future results. Actual future results may vary materially. There is no assurance that the actions, events or results of the forward-looking statements will occur, or, if any of them do, when they will occur or what effect they will have on our results of operations or financial condition. In view of these uncertainties, we caution that investors should not place undue reliance on any forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of anticipated or unanticipated events or circumstances.